Exhibit 99.1

BioNTech Announces Commencement of Public Offering

of American Depositary Shares

Mainz, Germany, February 3, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today, that it has filed a registration statement on Form F-1 with the United States Securities and Exchange Commission (the “SEC”) to offer 6,000,000 American Depositary Shares (“ADSs”) representing its ordinary shares. In addition, BioNTech intends to grant the underwriters a 30-day option to purchase up to an additional 900,000 of ADSs in connection with the offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. BioNTech is a clinical-stage biopharmaceutical company focused on patient-specific immunotherapies for the treatment of cancer and other serious diseases.

J.P. Morgan, BofA Securities, Berenberg and SVB Leerink are acting as lead joint book-running managers for the offering.

The proposed offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained, when available, for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus, when available, may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com; BofA Securities, Inc., NC1-004-03-43; 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; Berenberg Capital Markets LLC, Attention: Investment Banking, 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020, or by telephone at +1 (646) 949-9000, or by e-mail at prospectusrequests@berenberg-us.com; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, Massachusetts 02110, or by telephone at +1 (800) 808-7525, ext. 6132, or by e-mail at syndicate@svbleerink.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About BioNTech

BioNTech was founded in 2008 on the understanding that every cancer patient’s tumor is unique and therefore each patient’s treatment should be individualized. Its cutting-edge pipeline includes individualized mRNA-based product candidates, innovative chimeric antigen receptor T cells, novel checkpoint immunomodulators, targeted cancer antibodies and small molecules. BioNTech has established relationships with seven pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant and Pfizer, and has published over 150 peer-reviewed publications on its scientific approach.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the development of the Company. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” and those described in BioNTech’s preliminary prospectus filed with the U.S. Securities and Exchange Commission (SEC) on February 3, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

For more information, please contact:

Media Relations:

Jasmina Alatovic, Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Investor Relations:

Sylke Maas, Ph.D., VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de